centrica
taking care of the essentials

82-4578

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	24 May, 2004
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

This fax and any attachments are intended only for the use of the individual or entity to which it is addressed and may contain information which is confidential and covered by legal professional or other privilege. If you are not the intended [redacted]nt, or a person responsible for delivering it to the intended recipient, you [redacted] must not disclose, copy, distribute, or retain this message or any part [redacted]

04030461

SUPPL

Please find following a Stock Exchange Announcement recently released.

Secretariat

dlw 5/27

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

24 May, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
SIP Purchases

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Purchase of ordinary shares of 5⁵/₉ pence in Centrica plc ("**Shares**" and the "**Company**", respectively) by Directors of the Company under its Share Incentive Plan ("**SIP**").

The SIP trustee, Hill Samuel ESOP Trustees Limited (the "**Trustee**"), notified the Company on the 21 May 2004 that:

The following Directors of the Company acquired Shares under the SIP on 19 May 2004 from the Shares acquired by the Trustee on that date:

Director	Number of Shares acquired*	Aggregate shares held Beneficially (across all accounts following acquisition)
Phil Bentley	78	111,572
Mark Clare	78	541,312
Sir Roy Gardner	78	2,360,606

* The 'Number of Shares Acquired' includes 58 Partnership shares acquired at 216.75 pence and 20 Matching shares acquired at 219 pence. Both Partnership and Matching elements are registered in the name of the Trustee.

The SIP operates as follows

- Each month the Trustee uses participants' contributions (which may not exceed £125 per participant per month) to purchase shares in the market. These shares are called '**Partnership Shares**'.
- At the same time the Company allots to participants via the Trustee one '**Matching Share**' for every two partnership shares purchased that month (up to a maximum of 20 matching shares per month).
- Participants may change their monthly savings rate whenever they wish. However, Directors and others bound by the Company's Securities Dealing Code (the "**Code**") may not make such a change during a close period or when otherwise prohibited from dealing by the Code.

centrica

taking care of the essentials

RECEIVED

2004 MAY 26 A 9:14

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FAX MESSAGE

To:	Office of International Corporation Finance, SEC	**Date:**	20 May, 2004
At:	001 202 942 96 24	**Ref:**	Stock Exchange Announcement
From:	Secretariat	**No. of pages** (incl. this one)	

If you do not receive all the pages please contact (telephone: **01753 494008** or fax: **01753 494019**)

Please find following a Stock Exchange Announcement recently released.

Secretariat

Secretariat 1st Floor Millstream Maidenhead Road Windsor Berkshire SL4 5GD
Telephone: **01753 494000** Facsimile: **01753 494019**

centrica

taking care of the essentials

Centrica plc
Millstream
Maidenhead Road
Windsor
Berkshire SL4 5GD

Telephone 01753 494000
Facsimile 01753 494001
www.centrica.com

20 May, 2004

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
40 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sir / Madam

Centrica plc
Notification of major interests in shares

The enclosed document is to be furnished to the Securities and Exchange Commission (the "SEC") on behalf of Centrica plc (the "Company") pursuant to the exemption from the Securities Exchange Act 1934 (the "Act") afforded by Rule 12g 3-2 (b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g 3-2 (b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

For and on behalf of
Centrica plc

Centrica plc
Registered in England & Wales No 3033654
Registered Office
Millstream, Maidenhead Road
Windsor, Berkshire SL4 5GD

20 May 2004

Centrica plc

Centrica plc received on 20 May 2004 a notification dated 19 May 2004 stating that the holdings of FMR Corp. and its direct and indirect subsidiaries, Fidelity International Limited and its direct and indirect subsidiaries (both being non-beneficial holders) and Mr E.C. Johnson 3rd (being a principal shareholder of FMR Corp. and Fidelity International Limited) in Centrica plc constituted a notifiable interest for the purposes of section 198 of the Companies Act 1985.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Centrica plc

2. Name of shareholder(s) having a major interest
FMR Corp, Fidelity International Limited and Mr E.C. Johnson 3rd

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
See schedule in 4 below

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

State Street Nominees Limited	**3,733,241**
State Street Bank & Trust Company	**3,462,600**
Chase Nominees Limited	**26,871,559**
JP Morgan Chase	**6,000**
HSBC	**1,578,005**
Sumitomo T&B	**401,100**
State Street Bank & Trust	**2,159,056**
State Street Nominees Ltd	**2,009,004**
HSBC	**1,548,100**
Northern Trust	**1,201,682**
Bank of New York London	**836,391**
Nortrust Nominees	**11,300**
Lloyds Bank Nominees Limited	**450,450**
MSCO	**54,260**
Chase Nominees Ltd	**285,471**
ds Bank (Stock Exchange Branch) Nominees Limited A/C	**50,247**
BT Globenet Nominees Limited	**234,009**
Mellon Bank	**224,146**
JP Morgan	**158,769**
Royal Trust	**28,094**
MSS Nominees	**301,237**
Goldman Sachs and CO.	**29,467**
Morgan Stanley Trust Co. Nominees	**2,600**

Limited Bank	
Chase Manhattan Bank London	30,211,598
Chase Nominees Ltd	8,935,241
Mellon Bank	866,549
Citibank	816,560
HSBC	386,500
Bank of New York London	560,300
Northern Trust	425,500
Chase Nominees Ltd	3,497,800
Northern Trust	1,014,000
Chase Nominees Ltd	5,775,447
Bank of New York-London	22,543,472
HSBC	39,189,773
Chase Manhattan Bank London	11,760,286
Deutche Bank	3,500,968
Northern Trust	7,220,465
JP Morgan	15,338,077
Citibank	105,425
Mellon Nominees Ltd	1,248,900
State Street Nominees Ltd	2,442,600
Nortrust Nominees Ltd	4,209,442
Morgan Stanley	1,229,300
National Australia Bank	103,464
Bank of New York, Brussels	2,125,286
PICG	18,875
State Street Bank & Trust	4,221,226
Chase Manhattan Bank AG Frankfurt	343,201
Brown Brothers Harriman	127,200
Northern Trust London	595,947
State Street Hong Kong	45,000
Brown Brothers Harriman Ltd. LUX	37,100
Master Trust Bank of Japan	31,753
Bankers Trust	112,351
ING Luxembourg	24,706
Bermuda Far East	45,500
Bank of Bermuda	499,315
Mitsubishi Trust	14,000

5. Number of shares / amount of stock acquired
Not known

6. Percentage of issued class
N/A

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security

Ordinary 5 5/9 pence

10. Date of transaction
Not known

11. Date company informed
20 May 2004

12. Total holding following this notification
215,259,915

13. Total percentage holding of issued class following this notification
5.04%

14. Any additional information
None

15. Name of contact and telephone number for queries
Robin Healy 01753 494 017

16. Name and signature of authorised company official responsible for making this notification
Robin Healy

Date of notification
20 May 2004